FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

April 15, 2004

Office of International
Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C.
20549

Reference: Fancamp ~~Exploration Ltd~~. - File No. 82-3929

Dear Sirs:

Please find enclosed copy of our news release of even date, as required pursuant to Rule 12g3(b) of the Securities and Exchange Act of 1934. This release has been disseminated via Canada Stock Watch and Market News.

Yours very truly,

FANCAMP EXPLORATION LTD.

Debra Chapman
Director and Secretary

/dc

Encl.

dlw 4/28

FANCAMP EXPLORATION LTD.

7290 Gray Avenue, Burnaby, British Columbia, V5J 3Z2
Telephone: 604-434-8829 Facsimile: 604-434-8823

File No. 82-3929

NEWS RELEASE

April 15, 2004

TSX Trading Symbol: **FNC**
S.E.C. Exemption: 12(g)3-2(b)

The Company is pleased to announce that warrants for the purchase of 760,000 flow-through common shares, at a price of $0.125 per share, have been exercised. The $95,000.00 proceeds from this exercise will be used to further exploration on the Company's Mingan Titanium Option.

ON BEHALF OF THE BOARD

"Peter H. Smith", Ph.D., P.Eng., President

For further information, contact: Peter H. Smith, Ph.D.,P.Eng., President, at 514-481-3172

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.